OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

NowKeto, Inc.

418 E Lakeside Ave
Suite 211
Coeur d'Alene, ID 83815

https://nowketo.com


NOW
KETO

7142 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 76,428* shares of common stock ($106,999.20)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 7,142 shares of common stock ($9,998.80)

Company	NowKeto Inc.
Corporate Address	418 E Lakeside Ave STE 211, Coeur d'Alene ID 83815
Description of Business	NowKeto Inc. is a nutrition & fitness company that helps others achieve optimal results through ketogenic lifestyle products and services.
Type of Security Offered	Class B Common Stock (Non-Voting)
Purchase Price of Security Offered	$1.40
Minimum Investment Amount (per investor)	$105

Perks

$525+ 10% Lifetime Discount

$1,050+ 15% Lifetime Discount

$2,520+ 15% Lifetime Discount + 3 Free products

(KetoMCT, KetoCOLLAGEN, KetoBOOST)

$5,040+ 15% Lifetime Discount + 4 Free products

(KetoMCT, KetoCOLLAGEN, KetoBOOST, KetoENERGY)

$10,080+ 20% Lifetime Discount + 7 Free products

(2x KetoMCT, KetoCOLLAGEN, KetoBOOST, KetoENERGY, NowKeto T-Shirt & Hat)

**All perks occur after the offering is completed and subject to manufacturing lead times. Perks only available to US investors.*

The 10% Bonus for StartEngine Shareholders

NowKeto Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 140 shares of Common Stock at $1.40 / share, you will receive 14 Common Stock bonus shares, meaning you'll own 154 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Company Information

We started NowKeto in December 2017 as NowKeto LLC., a Deleware company. In July 2018 we In Incorporated under Deleware as NowKeto Inc. NowKeto maintains a team of up to 10 remote professionals and industry experts in their fields. As well, NowKeto is part of a Startup Incubator Innovation Hub in Coeur d'Alene, ID where the company has access to corporation leaders and other entrepreneurs that are changing the future of eCommerce, AI, and technology.

Our principal office is located at 418 E Lakeside Ave Suite 211, Coeur d'Alene, ID 83815 and our phone number is 833-NOW-KETO. Our web address is https://nowketo.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this offering statement. The

NowKeto design logo and name "NowKeto" are the property of NowKeto Inc.

As a first-time user of equity crowdfunding under Title III of Regulation CF, we intend to take full advantage of the exemption from audit requirements under the Regulation CF rules, including the rule that financial statements of the issuer must be audited by an independent auditor. As an issuer relying on these rules for the first time we are permitted to provide reviewed rather than audited financial statements. We do not have any relevant financial statements available that have been audited by an independent auditor. No current or future investor is guaranteed to ever receive audited financial statements by the representations made in this document alone.

Description of Business

NowKeto was born from a simple idea that nutrition should be the cornerstone of our lives. For years it has been our families desire to eat nutritiously and to help others in need in other countries. Combining these core values into something that would accomplish both has been an awesome adventure for us!

That's why we started NowKeto. A company that cares about nutrition as much as helping people accomplish their goals in life, health, and fitness. Some people say we are a different kind of health company that believes in the best and purest products. The truth is, we are thankful that we get to wake up every day and know that we are making a difference in the lives of others. With every purchase you make we donate an entire year of vitamins to a mother or child in need.

NowKeto empowers everyone to realize these benefits through natural dietary supplements and personal coaching programs. Taken together, NowKeto products allow people to optimize their lives—and not just their own. With every purchase of a NowKeto product, a mother or child in need will receive vitamins for an entire year, a small but significant change for the better.

The NowKeto brand was born with an emphasis on clean keto products without all the sugars that are found in most supplements. As a brand, we decided to strive to make the best keto products possible no matter the expense. If you're new to NowKeto, we want to welcome you to our tribe! We are all on an adventure to better health and a better you!

Sales and Supply Chain

Materials that are essential to our business are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We currently distribute our product in the USA and are looking into other potential markets.

Competition

The growing obsession with the keto diet is giving birth to a large industry within an already large supplement industry, as companies try to cater to Keto enthusiasts. Ancient Nutrition, co-founded with Dr. AXE, for example, has raised over $103 million to fund its operation

Bullet Proof 360 (Founded by Dave Asprey) was funded with $19,000,000+ as well as Vital Proteins. $600 million dollar RXBAR was acquired by Kellog's. RX Bar was estimated to start at around $10,000.

We see competition as a good thing and as well we believe we are a different kind of company that will help others take charge of their lives through whole life optimization. We believe together we can help change the world for the better through healthier lifestyles and by leading the market with new and innovative products.

Liabilities and Litigation

Liabilities are discussed in more detail in the Financial Statements. We are not aware of any pending litigation against us.

The team

Officers and directors

Joshua Christensen	Founder & CEO

Joshua Christensen
Is the Founder and CEO of NowKeto. Joshua's previous role was working full time from 2011 to 2018 as the CEO and Owner of a 10 time award-winning regional Sears franchise. In 2015, he founded and lead the development of a successful marketing and SAAS software company; Pivot. The company was featured online on ABC, NBC, and FOX news channels and has worked with some well-known clients including Keller Williams. Joshua has always had a passion for health, fitness, and philanthropy. This lead him to learn how to optimize his own life and eventually starting NowKeto so that he could help others through nutrition and giving back. He has been married for 10 years and lives with his wife and 3 children in Coeur d'Alene, Idaho. Joshua has been employed from NowKeto's inception in December 2017 to present and works full time for the company. Working as the CEO of NowKeto is now his primary role.

Number of Team Members: 10

Related party transactions

In 2017 the owner used his own capital of $40,548.47 to fund development of 4 SKUS, website and branding material, inventory and operational business expenses. This is noted in our balance sheet as a short-term loan of $40,548.47. As a company, we may reimburse a portion or all of this loan at a later future date or once we maintain higher profits and doing so will not financially burden the company. The terms of the loan are as follows: The business loan is to Joshua Christensen for the amount of $40,548.47.

This is a 5-year loan at a 4.25% interest rate that matures on 7/1/2023. There is no prepayment penalty if this loan is paid off early.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Estimated Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Valuation** We have not undertaken any efforts to produce a valuation of the company. The price of the shares merely reflects the opinion of the Company and its Board as to what would be the fair value of the Company. If we reach our maximum funding goal, the net proceeds of this Offering will be used to fund the furtherance of our product line development, the marketing/sales thereof, and for working capital needs to further development of our app and website advancements.
- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional

investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- New Production Though we have many current products, we are currently in the research and development stage for our new products. Delays or cost overruns in the development of our new keto products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to recipes and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.
- Key Personnel To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional team members in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right team member fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right team members in the right positions at the right time. This would likely adversely impact the value of your investment.
- Management Discretion Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- Government Regulations Our ability to sell our products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of keto products may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell these products and therefore your investment in the Company may be affected.
- The loss of the Company's founder would substantially disrupt the operations of the Company. The Company's founder, in addition to being a significant source of up-front capital in the Company, holds most of the relevant institutional knowledge, supplier and customer relationships, marketing insights, industry experience, and other essential elements of the day-to-day functions of the business. The loss of the Company's founder for whatever reason, whether death,

incapacity, other employment, or any other reason, would substantially impair the Company's ability to grow or to meet any of its growth targets or projections. Furthermore, because the Company does not have an agreement in place to the contrary, the death of the founder may compel the executor of his estate to collect upon the considerable sums of money that the Company's founder has lent the Company. This would deprive the Company of the advantageous credito relationship that it currently enjoys with its founder, and may substantially or totally destroy the liquid capital of the Company. If the Company's founder chooses to pass his stake in the Company to other persons upon his exit for whatever reason, investors may find themselves doing business with a party or parties completely different from those that originally ran the Company at the time of their investment.

- **The Company is subject to large-scale macroeconomic factors, including recession and depression, changes in consumer purchasing patterns, and new regulatory environments for critical third-parties like internet service providers, advertisers, and our suppliers that may provide unfavorable conditions for continued business operations.** The Company cannot control the large-scale ebb and flow of the local or global economy. Economic downturn, whether prolonged or short-term, may cause considerable disruption in the Company's business operations and may partially or totally deprive the Company of the ability to generate revenue. New regulations on the Company's products, or on essential third-parties such as internet service providers, online advertisers, or the Company's suppliers are impossible to predict and may seriously impede or render impossible the Company's business model.
- **Geopolitical events may disrupt the Company's supply chain and/or its ability to otherwise carry out its normal business operations.** War, terrorism, tariffs and trade wars, political instability, sanctions, and other large-scale geopolitical events are impossible for the Company to predict or control. The occurrence of any of these events may disrupt the business operations of the Company, its suppliers, its customers, or destabilize the Company's internet sales channels, its ability to ship products across borders at profitable rates or at all, or otherwise render the Company's business model impractical or impossible. Disruptions of this sort are impossible to predict and are totally outside of the Company's control. The Company does not engage in any kind of political lobbying or contributions and is unable to exert any influence or control over geopolitical events. Natural disasters may cause similar kinds of disruptions totally beyond the Company's control.
- **Problems with the Company's depository institutions or other financial partners may disrupt the Company's operations.** Disruptions to the Company's relationship with its bank, whether deliberately or because of new regulations, disruptions to the internet or other electronic transfer systems, failures in regulatory compliance by its banks or by its chosen crowdfunding portal, or other failures by the finance partners of the Company may impair or eliminate the effectiveness of this crowdfunding, may alter, eliminate, or reverse the investor's decision to invest, or may result in the loss or forfeiture of some or all of the investment capital of the Company. Other regulatory risks related to

crowfunding are discussed elsewhere in these documents.

- The Company's founder is not required to dedicate all of his time and attention to the Company. At this time, nothing legally binds the Company's founder to dedicate his entire time and attention to the Company. As discussed elsewhere in these RISK FACTORS, the Company's founder is a key business asset of the function and is a reliable source of credit for the Company. Because the Company's founder is not obligated to devote his entire time and attention to the Company, and because he is not otherwise bound by an employment agreement with the Company, the Company may from time to time experience the loss of some or all of the advantageous relationship that it enjoys with its founder.
- Forward-looking statements Certain of the representations made in this Offering Details Document are "forward-looking statements." This refers to statements that describe or predict future events and so are, necessarily, uncertain. Forward-looking statements may be identified with words such as "shall," "will," "may," "can," "projection," "assume," "plan to," or other words indicating a prospective statement regarding events in the future. All forward-looking statements are, by their very nature, uncertain. No forward-looking statements should be taken as affirmative representations of certainty, or as guaranteed outcomes, or otherwise as firm promises. The future is necessarily uncertain and as such, we cannot be held responsible for the failure of forward-looking statements to ultimately come to pass, nor may any investor rely to their detriment upon any forward-looking statement as though it were a representation of certain fact.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joshua Christensen, 100.0% ownership, Class A Common Stock

Classes of securities

- Class B Common Stock (Non Voting): 0

  The Company is authorized to issue up to 4,000,000 shares of Class B Common Non Voting Stock. There are a total of 0 shares currently outstanding.

  Voting Rights

  The holders of shares of the Company's Class B common non-voting stock, par value $0.001 per share are entitled to no votes for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The Company may revise any or all of these rights at any time, in its sole discretion, according to the terms of the Company's internal governance documents. See our statement of Risk Factors for more information about how new laws or regulations may affect your rights to liquidation preferences, dividends and/or distributions and the risks involved with your investment.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class A Common Stock: 4,235,715

The Company is authorized to issue up to 6,000,000 shares of Class A Common Stock. There are a total of 4,235,715 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Class A common voting stock, par value $0.001 per share are entitled to no votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The Company may revise any or all of these rights at any time, in its sole discretion, according to the terms of the Company's internal governance documents. See our statement of Risk Factors for more information about how new laws or regulations may affect your rights to liquidation preferences, dividends and/or distributions and the risks involved with your investment.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares in each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), team members exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenue

The company has been operating in 2018 and as of July 1st, 2018 has gross revenue of $75,620.00. The company has been investing heavily in inventory and new product development. Our efforts have been on creating new products that will be launched we believe according to our timeline and funding that is received.

In 2017 the founder and CEO of NowKeto used his own capital of $40,548.47 to fund development of 4 SKUS, website and branding material, inventory and operational business expenses. This is noted in the companies balance sheet as a short-term loan of $40,548.47. As a company, we may reimburse a portion or all of this loan at a later future date or once we maintain higher profits and doing so will not financially burden the company or its liquidity.

Currently, as of July 1st, 2018, we have assets of $61,655.02 as well as 5 new products in development.

From January 1st, 2018 to July 1st, 2018 we have been growing and reaching 15%-50% increase in sales during some months. Due to this trend, we believe that adding new cutting edge products to our line as well as intuitive apps, marketing, distribution channels, research into patented formulas, and podcasts may help to increase our revenues in the coming years.

Without a cash infusion from the proposed offering, the Company may be dependent on alternative forms of cash or debt to fund new product development and inventory costs so that we can bring more products to market ahead of schedule. If we do not meet our funding raise goals the company may be able to continue operating for 12 months.

Cost of Sales

We estimate achieving revenue of $500,000 and upwards in 2019 and estimate that will equate to selling an estimated 1,000 products per month. This will be an estimated 150 product sales per SKU. Six months of inventory cost of goods will cost us an estimated $60,000.00 and 6,000 units.

We estimate achieving revenue of $3,000,000 in 2020 and estimate that will equate to selling 6,000 products per month. This will be an estimated 500 units sold per month per SKU per month with we believe a minimum of 12 SKUs. 6 months of inventory cost of goods will cost the company an estimated $180,000.00 for 18,000 units.

We estimate achieving revenue of $6,000,000 in 2021 and estimate that will equate to selling 12,000 products per month. This will be an estimated 1000 units per month per SKU with 12 SKUs minimum. The company also estimates that 6 months of inventory cost of goods will cost the company an estimated $360,000.00 for 36,000 units.

Expenses

The company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of NowKeto.

Financial Milestones

Revenue

The company is investing in the continued growth of the brand through continued development of new and intuitive products, apps, and coaching programs. Management currently forecasts and believes 2019, 2020 and 2021 that we may achieve revenues of $500,000, $3 million and $6 million, respectively, and believes the company will generate positive net income beginning in 2019.

As a company, we plan on releasing numerous products to hopefully achieve this forecast as well as new marketing initiatives to bring brand awareness. The company may experience cash flow shortages for the remainder of 2018 and possibly 2019 due to expanding our inventory assets and product developments. Without a cash infusion from the proposed offering, the Company may be dependent on alternative forms of cash or debt to fund new product development and inventory costs so that we can bring more products to market ahead of schedule. If we do not meet our funding raise goals the company may be able to continue operating for 12 months.

Costs of Sales

The Company estimates that to reach $500,000 in revenue it will equate to selling an estimated 1,000 products per month. This will be an estimated 150 product sales per SKU. Six months of inventory cost of goods will cost us an estimated $60,000.00 for 6,000 units. The company estimates that $3,000,000 in revenue equates to selling 6,000 products per month. This will be an estimated 500 units sold per month per SKU per month with we believe a minimum of 12 SKUs. 6 months of inventory cost of goods will cost us an estimated $180,000.00 for 18,000 units. The company estimates that to reach $6,000,000 in revenue equates to selling 12,000 products per month. This will be an estimated 1000 units per month per SKU with 12 SKUs minimum. The company also estimates that 6 months of inventory cost of goods will cost the company an estimated $360,000.00 for 36,000 units.

We believe the company is in a very enviable position having all of its inventory and brand properties paid for. The company plans to appoint distributors throughout the

United States and the UK market at a later date in time i.e. Natural Grocery, Walmart, and utilizing Amazon FBA UK channels for disbursement. We have been approached by Kroger and Distributors in Australia and may pursue these distribution channels for building brand awareness if it is a profitable investment for our company.

Liquidity and Capital Resources

The company is currently generating revenue and is looking for an infusion of capital to expand its product offerings and market reach so that it can bring new intuitive products to market faster than our competitors.

The company currently has 5 new unique products that have been formulated and tested and we are waiting to place into production and sell. As well, the company has a list of unique products they may or may not pursue depending on funding milestones that are reached and company liquidity. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Most of our company assets are currently in our company's inventory, branding elements and cash on hand. We have incurred limited debt which makes our company extremely agile and ready to execute products that will grow the company. Most or all of the company's current debt is in the form of a short-term loan from its founder. The insider nature of this debt means that the company may be able to benefit from favorable repayment terms or repayment in the form of equity or other repayment terms not typically found in traditional business lending.

The company believes it will be successful in the first round of financing on the Crowdfund platform, $107,000. This amount of capital will enable the Company to place up to 5 new unique products that have been formulated and tested into production and ultimately for sale.

We currently have sufficient capital and inventory that gives us the ability to maintain some of our current profits but limits our ability to launch new consecutive products quickly and ahead of our competition. If we raise the minimum of $10,000, we estimate that we will still have a 12-month runway and that this will allow us to place 1 new product on the market per quarter.

Our second round of financing and our **Tier 2** development plan will seek additional capital of $535,000. This round increases our ability to develop 10 additional unique SKUs and to start the development of our app, podcast, and other marketing channels. With this infusion of capital, we will plan on ramping up our inventory levels to achieve a bigger discount on our inventory runs and allow us to start focusing on distribution channels as well as broad reach influencer marketing channels.

Tier 3 of our plan raises capital up to a total of $1,070,000. This will enable us to advertise and market heavily on all of our SKUs that are released into the market. We believe this milestone will cause venture capitalists and the major nutrition companies to notice our development.

If we raise the initial maximum goal of $107,000, then we will be able to bring to market up to five more SKUs resulting in increased revenue and brand exposure. But we estimate that we will still have a 12-month plus runway. If we raise the maximum of $1,070,000, then we will be able to bring to market up to 15 more SKUs resulting in increased revenue. But we believe will still have a 12-18 month runway to gain market traction.

Indebtedness

"The Company has not had any material terms of indebtedness other than the short-term loan to the owner of the company."

Recent offerings of securities

None

Valuation

$5,930,001.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Perfect Keto and Dr Axe Ancient Nutrition and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
New Product Development & Launch of new SKUS	$3,000	$50,580
Facebook & Influencer Marketing Campaigns	$4,400	$16,000

Working Capital	$2,000	$34,000
Total Use of Net Proceeds	$9,400	$100,580

We plan to raise our needed capital in three phases, 3 tiers, to reach our requirements of $1,070,000, in a timeline of 12 months. We plan to market via social media, influencer marketing, and digital ad networks.

For Tier 1 phase we are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. This phase will help us to release up to 5 new SKUs that have already been formulated and approved by our company for release. The estimated cost to release our new supplement products to market is $50,000.

Tier 2. If we anticipate exceeding our maximum offering goal, we may increase our offering maximum from $107,000 to $535,000, which includes up to 10 additional SKUs that we will be able to place into development. With this tier funding in place, we will be able to place larger orders of inventory at a discount and focus on launching more unique product offerings and bringing them faster to market. In this phase, we will be able to work on our distribution channel plan.

Tier 3, If we anticipate exceeding our maximum offering goal, we may increase our offering maximum from $535,000 to $1,070,000, which will give us the capital required to develop more new SKUs and broaden our marketing reach. We have many exciting marketing objectives we believe will help grow the company through the additional working capital for the marketing portion of our funds.

Whatever tier the campaign reaches, the company will allocate the corresponding funds to each use. At least $3,000 will be spent on the development of new products. These products will go through a research and development phase to ensure every new product we sell will held up to the NowKeto standard. With this money, ingredients and recipes will be put through the paces to help create a new undetermined product by the Holiday season of 2018.

At least $4,400 will be spent on marketing our current and future product SKUs. This marketing budget will focus mostly on digital advertising by using the "Promote" service. Digital advertising of our brand and its products will be focused on Facebook and other high traffic social media sites where interested parties can be readily accessible. Individual influencers may also be used to create a noteworthy buzz about the company, its message, and products within our market.

Finally, at least $1,000 will be spent on working capital. This will include the assistance used in the day-to-day activities of the company. As a smaller company, any downtime costs money. We plan to use these funds to ensure that our continuous operations move forward while still allowing us to develop new products. From creation, production and delivery for sale, the company anticipates at least a three month development time. We believe these remaining funds will help the company move forward without the fear of stretching too thin during this longer process.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.nowketo.com/pages/annual-report in the About Us Tab labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NowKeto, Inc.

[See attached]

I, Joshua Paul Christensen, the CEO of NowKeto LLC hereby certify that the financial statements of NowKeto LLC, and notes thereto from Inception December 27, 2017 to December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

NOWKETO LLC has not yet filed its federal tax return for 2017 because there was no income to report under NOWKETO LLC.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8-8-2018.

____________________________ (Signature)

Title: CEO

8-8-2018

NOWKETO LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (DECEMBER 27, 2017) to DECEMBER 31, 2017

NowKeto LLC
Index to Financial Statements
(unaudited)

	Pages

NOWKETO LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2017
(unaudited)

Assets	
Current Assets:	
Cash	$ -
Other Current Assets	
Inventory Asset	-
Uncategorized Asset	-
Total Other Current Assets	-
Total Current Assets	-
Total Assets	-
Liabilities and Equity	
Current Liabilities	
Short-term loan	-
Total Current Liabilities	-
Total Liabilities	-
Owners' Equity	
Opening Balance Equity	-
Members Draw	-
Net Income	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

NOWKETO LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FROM INCEPTION (DECEMBER 27, 2017) TO DECEMBER 31, 2017
(unaudited)

Income	
Sales	$ -
Amazon Reimbursement	-
Total Income	-
Cost of Goods Sold	-
Gross Profit	$ -
Expenses-	
Advertising & Marketing	-
Amazon FBA Fees	-
Amazon Promotions	-
Amazon Seller Fees & Charges	-
Bank Charges & Fees	-
Meals & Entertainment	-
Office Supplies & Software	-
Taxes & Licenses	-
Uncategorized Expense	-
Total Operating Expenses	-
Net Income	$ -

NOWKETO LLC
STATEMENTS OF CASH FLOWS
FROM INCEPTION (DECEMBER 27, 2017) TO DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Changes in Assets and Liabilities		
Inventory Asset		-
Uncategorized Asset		-
Net Cash Used in Operating Activities		-
Cash Flows From Financing Activities		
Short Term Loan		-
Contribution		-
Withdraw		-
Cash Provided by Financing Activities		-
Increase in Cash and Cash Equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

NOWKETO LLC was formed on 12-27-2017 ("Inception") in the State of Deleware. The financial statements of NOWKETO LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, DE 19901.

NOWKETO LLC *will be designing and deploying more intuitive products to bring to market, an app, and personalized coaching programs. As a company, we plan on releasing numerous products to hopefully achieve our forecast as well as new marketing initiatives to bring brand awareness. We believe the company is in a very enviable position having all of its inventory and brand properties paid for. The company may pursues to appoint distributors throughout the United States and the UK market at a later date in time. For example some of the channels they may pursue could be Natural Grocery, Walmart, and utilizing Amazon FBA UK channels for disbursement. We have been approached by Kroger and Distributors in Australia and may pursue these distribution channels for building brand awareness if it is a profitable investment for our company.*

NowKeto LLC has a Delaware Limited Liability company, organized on December 27, 2017.

- NowKeto LLC converted to NowKeto Inc, a Delaware Corporation on July 11, 2018.
- NowKeto Inc., a Delaware corporation, incorporated July 11, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling our goods, software app, and coaching services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company is taxed as a LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has a short-term loan of $40,548 to Joshua Paul Christensen, founder of NowKeto. The debt may be payable when the company will generate substantial profit to cover its operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Units

Joshua Christensen- 100 units

NowKeto Inc.
On August 7, 2018, the Company authorized 10,000,000 shares of 0.001 par value common stock, of which 4,235,715 of Class A Common Stocks are issued and outstanding to founder Joshua Christensen, providing value of $ 4,235.715.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $40,548 to Joshua Paul Christensen, founder. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1st, 2018 through 8-8-2018.

As of 8-9-2018 the Company has been approved for a $20,000 Business Line of Credit from its banking institution for inventory purchases with which it may fund new inventory purchases when and if needed. This is an unsecured revolving line of credit. Due to the nature of Amazon Quarter 4 Sales potentially being the biggest sales quarter of the year we may use this line of credit to ramp up inventory.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

NOWKETO LLC

FINANCIAL STATEMENTS
(UNAUDITED)
(DECEMBER 31, 2017) to JULY 1, 2018

NowKeto LLC
Index to Financial Statements
(unaudited)

NOWKETO LLC
BALANCE SHEETS
AS OF JULY 1, 2018
(unaudited)

Assets		
Current Assets:		
Cash	$	13,235
Other Current Assets		
Inventory Asset		48,920
Uncategorized Asset		(500)
Total Other Current Assets		48,420
Total Current Assets		61,655
Total Assets		61,655
Liabilities and Equity		
Current Liabilities		
Short-term loan		40,548
Total Current Liabilities		40,548
Total Liabilities		40,548
Owners' Equity		
Opening Balance Equity		3,001
Members Draw		(4,871)
Net Income		22,977
Total Stockholders' Equity		21,107
Total Liabilities and Stockholders' Equity	$	61,655

NOWKETO LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FROM (DECEMBER 31, 2017) TO JULY 1, 2018
(unaudited)

Income		
Sales	$	75,620
Amazon Reimbursement		65
Total Income		75,686
Cost of Goods Sold		23,033
Gross Profit		52,653
Expenses-		
Advertising & Marketing		509
Amazon FBA Fees		11,510
Amazon Promotions		1,458
Amazon Seller Fees & Charges		15,185
Bank Charges & Fees		28
Meals & Entertainment		100
Office Supplies & Software		149
Taxes & Licenses		600
Uncategorized Expense		137
Total Operating Expenses		29,676
Net Income	$	22,977

NOWKETO LLC

STATEMENTS OF CASH FLOWS

FROM (DECEMBER 31, 2017) TO JULY 1, 2018

(unaudited)

Cash Flows From Operating Activities		
Net Income	$	22,977
Changes in Assets and Liabilities		
Inventory Asset		(48,920)
Uncategorized Asset		500
Net Cash Used in Operating Activities		(25,443)
Cash Flows From Financing Activities		
Short Term Loan		40,548
Contribution		3,001
Withdraw		(4,871)
Cash Provided by Financing Activities		38,678
Increase in Cash and Cash Equivalents		13,235
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	13,235
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

NOWKETO LLC was formed on 12-27-2017 ("Inception") in the State of Deleware. The financial statements of NOWKETO LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, DE 19901.

NOWKETO LLC *will be designing and deploying more intuitive products to bring to market, an app, and personalized coaching programs. As a company, we plan on releasing numerous products to hopefully achieve our forecast as well as new marketing initiatives to bring brand awareness. We believe the company is in a very enviable position having all of its inventory and brand properties paid for. The company may pursues to appoint distributors throughout the United States and the UK market at a later date in time. For example some of the channels they may pursue could be Natural Grocery, Walmart, and utilizing Amazon FBA UK channels for disbursement. We have been approached by Kroger and Distributors in Australia and may pursue these distribution channels for building brand awareness if it is a profitable investment for our company.*

NowKeto LLC has a Delaware Limited Liability company, organized on December 27, 2017.

- NowKeto LLC converted to NowKeto Inc, a Delaware Corporation on July 11, 2018.
- NowKeto Inc., a Delaware corporation, incorporated July 11, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling our goods, software app, and coaching services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company is taxed as a LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has a short-term loan of $40,548 to Joshua Paul Christensen, founder of NowKeto. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Units

NowKeto LLC
Joshua Christensen- 100 units

NowKeto Inc.
On August 7, 2018, the Company authorized 10,000,000 shares of 0.001 par value common stock, of which 4,235,715 of Class A Common Stocks are issued and outstanding to founder Joshua Christensen, providing value of $ 4,235.715.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $40,548 Joshua Paul Christensen, founder. The debt may be payable when the company will generate substantial profit to cover its day to day operations and has cash that can pay the debt without affecting the company's liquidity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1st, 2018 through 8-8-2018.

As of 8-9-2018 the Company has been approved for a $20,000 Business Line of Credit from its banking institution for inventory purchases with which it may fund new inventory purchases when and if needed. This is an unsecured revolving line of credit. Due to the nature of Amazon Quarter 4 Sales potentially being the biggest sales quarter of the year we may use this line of credit to ramp up inventory.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



NowKeto is pending StartEngine Approval



PLAY VIDEO
0
Investors
$0.00
NowKeto
Health Products and Coaching
NOW
KETO

Join the Health Movement of the Future!

Invest in NowKeto

We are not living our best lives. A 2016 study found that less than 3% of **American adults lead a healthy lifestyle**, which is defined as exercising, eating well, not smoking, and maintaining a recommended body fat percentage. Meanwhile, in less developed parts of the world, millions of children die preventable deaths every year due to malnutrition. **To make matters worse, too many people are willing to simply settle for the way things are.**



At NowKeto, we don't think anyone should settle. So we developed a series of products to empower others to live their best life now with the **ketogenic lifestyle movement.** Why ketogenic? The keto diet has been proven to have a slew of positive benefits, some of which may include:

- Weight loss
- Reduced blood sugar
- Increased energy
- Better brain health
- Increased concentration
- Maybe even help fight cancer



KETO COLLAGEN
NOW
KETO

NowKeto empowers everyone to realize these benefits through natural **dietary supplements and personal coaching programs.** Taken together, NowKeto products allow people to optimize their lives—and not just their own. With every purchase of a NowKeto product, **a mother or child in need will receive vitamins for an entire year,** a small but significant change for the better.

NowKeto began as a passion project in 2017. Joshua, NowKeto's founder (and admittedly a health fanatic) had been on a keto diet for a while, relying on its results to power his successful career in entrepreneurship. At a certain point, he realized that others should benefit as he had—and that the keto movement represented a tremendous business opportunity. So he got to work.



In the brief period since we launched, NowKeto has already begun to make waves. **Already, we have sold over $75K in product, and sales are growing with some months reaching between 15-50% growth.** In fact, we are selling out of some of our products faster than we expected. Critically, this growth has been without an expensive advertising push, driven instead by **regular mentions from social media users with tens of thousands of followers** and we believe that people simply love our products and can't stop talking about them.



NowKeto is just getting started. We have big plans that will enable us to capitalize on the booming nutritional supplement industry, including **marketing, innovative new products, a podcast, intuitive apps, a Youtube channel, and retail distribution channels.** And because we are a company committed to enriching lives, we wanted to open the doors to a broader community of investors. We want you to join the NowKeto tribe. **Invest today and become a part of the company that we believe will power the health movement of the future.**



The Offering

Investment

$1.40/share of Class B Common Stock | When you invest you are betting the company's future value will exceed $6M.

Perks

$525+ 10% Lifetime Discount

$1,050+ 15% Lifetime Discount

$2,520+ 10% Lifetime Discount + 3 Free products

(KetoMCT, KetoCOLLAGEN, KetoBOOST)

$5,040+ 15% Lifetime Discount + 4 Free products

(KetoMCT, KetoCOLLAGEN, KetoBOOST, KetoENERGY)

$10,080+ 20% Lifetime Discount + 7 Free products

(2x KetoMCT, KetoCOLLAGEN, KetoBOOST, KetoENERGY, NowKeto T-Shirt & Hat)

All perks occur after the offering is completed and subject to production and shipping time. Perks only available to US investors.


This Offering is eligible for the
StartEngine Owners' 10% Bonus

For details on the bonus, please see the ***Offering Summary*** *below.*

"We help others take charge of their lives and give them the tools and guidance they need to live their best life now."

Joshua Christensen

NowKeto Founder

Our Health Crisis

We are lucky to be alive in a time of unprecedented prosperity. However, our good fortune has not necessarily translated into good health. From the obesity epidemic and **skyrocketing rates of heart disease and diabetes to the persistence of malnutrition in less developed countries**, the evidence of our lack of health is unavoidable.





Existing solutions fall short. In the US, for instance, many have tried to lead healthier lives by dieting, with limited results. These confusing fad diets are often hard to follow and simply ineffective. Recently, some companies have started pushing dietary supplements to support healthy living. However, their products are too often packed with unnatural chemicals, additives, preservatives, and GMOs. **At NowKeto, we knew there needed to be a better way. So we got to work.**

The NowKeto Lifestyle





We knew that we wanted to develop **clean supplements** that would help those already on the keto diet get more out of their routine, as well as those simply striving to accomplish their goals in life, health, and fitness. It was also important for us to test and manufacture our products in the US. And for us **keto is more than just a diet – it's a lifestyle.** So we knew we would also need to develop effective coaching programs to educate those who are new to keto and help others make keto a sustainable part of their lives. The result is NowKeto.


ATHLETE

But first, a bit of background: the keto or ketogenic diet is a low-carb, medium-protein, high-fat diet that enhances ketones, or fatty acids, which are then used as energy. Basically, a keto diet transforms a body into a fat burning machine. Instead of burning energy from "carbs" (glucose/sugars), the body on keto is trained to get energy from fat (read more about how this works here).


Ketogenic Diet
carbs
protein
fats

While this diet has only become trendy over the past few years, it has actually been around for **over a hundred years**, when it first was designed to treat children with epilepsy syndrome. What explains its staying power and recent popularity? It's the simple – it works. A growing body of research demonstrates some of the potential benefits for those who are committed to the keto lifestyle. These may include the following:

1. Help curb appetite
2. Aid weight loss
3. Anti-aging property
4. Supports a healthy brain
5. Boost energy
6. Decrease heart disease risk
7. Lower risk for Type 2 diabetes
8. Treat metabolic syndrome

Critically, these results aren't guaranteed. That's where NowKeto comes in. Our products are designed to help **everyone realize the full benefits of the keto diet into the future.** They consist of the following two components:

Nutritional Supplements



NowKeto offers a suite of premium supplements designed to boost performance and help customers to get more out of life. These including collagen, ketone supplements, and MCT oil powder. Setting them apart from the crowd of products, these contain low carbs, no fillers or gums, and no sugars. Moreover, most of our products are **Vegan, Gluten Free, Paleo, Lab Tested, Dairy Free, and GMO Free.**


KETO
NOW
KETO

Personal Coaching Programs


CIARA'S
KICKSTART PROGRAM


ENERGY

We get it: major lifestyle changes are hard. That's why NowKeto offers tailored nutritional coaching plans to help customers make the keto diet and NowKeto products a part of their daily lives. These plans may include:

- A personal keto coach
- Meal ideas and planning
- Access to Keto eBooks
- Unlimited emails and questions to their coach
- A monthly live phone call or webinar
- Access to our support Facebook group
- Discounts on NowKeto supplements

There are other companies in the nutrition space and some are starting to look at the ketogenic space. Ancient Nutrition, co-founded with Dr. Axe, for example, has raised over $103 million to fund its operation. **Bullet Proof 360 (founded by Dave Asprey) was funded with $19,000,000+** as well as Vital Proteins. Other participants in the BulletProof funding round included Trinity Ventures which is an early Starbucks and Jamba Juice investor. As well, **$600 million dollar RXBAR was acquired by Kelloggs**. RX Bar was estimated to start at around $10,000.

However, our products are unique in the market. For instance, unlike many companies, we do not include additives and fillers in our supplements. We are also one of the first to launch an online Keto Challenge, in which customers are provided support as they embark on their diets. And we are just getting started. Soon, we will also offer an intuitive app and several new supplements.

Despite our relative youth as a company, we already have many satisfied customers. Here's what a few of them have to say:

[illegible]

Dr. Larry Brasseal

"NowKeto is at the top of the ketogenic supplement industry in my opinion. [illegible] high-quality supplements for a variety of individuals with specific keto lifestyles."

Eddy Hancock

Certified Clinical Exercise Physiologist

"I used NowKeto before my [illegible] weekend. It was my first half-marathon and, to my surprise, [illegible]"

Paul Boss

Writer & Producer CTN Big Bend TV


PROPORTION OVERWEIGHT
80%
70%
60%
50%
40%
30%
20%
1970
1980
1990
2000
2010
2020
USA
England
Canada
Spain
Austria
Italy
Australia
France
Korea

Source: The Atlantic

Helping Others

Helping our customers live their best lives is absolutely important to us—but it's not enough. Consider that today many children around the world may not live to the age of five due, in part, to a lack of proper nutrition.

That's why, as a company committed to helping others, **we partner with a global non-profit to provide multivitamins to those who are most at risk.** For every NowKeto product purchased, a vulnerable mother or child is provided with a year's supply of vitamins. **This 1-to-1 program further sets us apart from our competitors.**


For every NowKeto product purchased, a vulnerable mother or child is provided with a year's supply of vitamins

Taking off in a Booming Market

We are in the early stages of a nutrition boom, driven by an increased interest in health products. The nutritional supplements industry is a [illegible] 2013, the global market for vitamins & minerals was



JAN 2018
FEB 2018
MAR 2018
APR 2018
MAY 2018
JUN 2018

nutritional and herbal supplements was valued at $82 billion and expected to grow by billions of dollars every year. According to another estimate, the market could reach $278 billion by 2024. And within the nutrition industry, we believe one of the fastest growing movements is keto.



NOW KETO
MCT OIL POWDER



COLD BREW
NOW KETO

NowKeto is uniquely poised to take off in this booming market. We believe we can grow from $20-25 thousand a month in sales to $500K a month and more. And we have the leadership in place to pull off this dramatic growth.

Joshua, NowKeto's founder, knows what it takes to grow a company: he got his start growing an award-winning regional franchise and since has built companies that have been featured **on ABC, FOX, CBS, and NBC.**

Praise For Our Product

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Join the NowKeto Tribe Today

By now you probably have a sense of what we are about at NowKeto. For too long, people have settled for less than their optimum health. We think people should have an opportunity to get more out of their lives, health and fitness—and not just in developed countries like the U.S. We have developed a series of products that can begin to address some of the health crises people are facing today. **We are building a company that is going to power the health movement of the future.**



We are ramping up our inventory, reinvesting in the company, and preparing to take off. Our brand is beginning to gain traction. And we are just getting started.



So, invest today! Join the NowKeto Tribe.



Launch
Momentum Builds
Online Coaching Platform
Start Engine
Brand Ambassador Campaign
Podcast and YouTube Channel
January 2018
May 2018
July 2018
December 2018
July 2019
January 2020
BUY
Start Online Sales
SOLD OUT
Demand Increases
Kroger
Discussions with Kroger
Products & Patents
Application
Distribution Channels

Meet Our Team



Joshua Christensen

Founder & CEO

[illegible]





Ian Paget

Head of Creative

[illegible]



Lauren Berryhill

Certified Health Coach

[illegible]



Kayla Perlstein

Social Media Marketing

[illegible]



Nic Archuleta

Certified Health Coach

[illegible]



Kellie Farrell

Marketing

[illegible]



Brian Tenney

CPA

[illegible]



JD Elendge

Advisor

[illegible]



John G Fields

Advisor

[illegible]





Dr. Larry Breazeal

Advisor

[illegible]

Offering Summary

Maximum [illegible] shares of common stock ([illegible])

[illegible]

[illegible]

Company	[illegible]
Corporate Address	[illegible]
Description of Business	[illegible] products and services.
Type of Security Offered	[illegible]
Purchase Price of Security Offered	[illegible]
Minimum Investment Amount (per investor)	[illegible]

Perks

[illegible]

[illegible]

$2,520+ 15% Lifetime Discount + 3 Free products

[illegible]

[illegible] 15% Lifetime Discount + 4 Free products

([illegible], KetoCOLLAGEN, KetoBOOST, KetoENERGY)

[illegible] [illegible] Lifetime Discount + [illegible] products

([illegible], KetoCOLLAGEN, KetoBOOST, KetoENERGY, [illegible] T-Shirt & Hat)

[illegible]

The 10% Bonus for StartEngine Shareholders

[illegible] within 24 hours of this offering going live.

[illegible]

[illegible] agreement.

Irregular Use of Proceeds

[illegible] for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Header Video:

Life is short, busy, and fast. And there's no better time than NOW to start living your best life!

A 2016 study found that less than 3% of American adults are leading a healthy lifestyle. That's why we developed a collection of keto-friendly nutritional supplements and tools to EMPOWER others to take charge of their life and live it to their best.

NowKeto makes it easier for you to optimize your health and performance – whether you're already living the keto lifestyle, or striving to meet your own personal life, health, diet and fitness goals.

NowKeto products are designed to assist with ketosis, and may help to boost overall physical and mental performance, increase athletic endurance and energy levels.

We're proud to offer premium supplements made with high-quality ingredients, low carbs, and zero sugars.

NOW you can easily dissolve clean, nutritional supplements into your water, coffee, smoothie or shake to help you on your journey to optimal health.

We understand making lifestyle changes can be challenging, that's why we offer personalized coaching programs to help you with your health goals.

Helping our customers live their best lives is important to us– but we want to do more.

Today, many children around the world are living without the essential nutrition they need. That's why, with every purchase, we make sure a mother or child in need receives vitamins for an entire year. A small, but significant, change for the better.

We believe we are building a company that is going to power the health movement of the future.

The question is, will you be part of it?

NowKeto....Health. Purpose. Change.

Video #2:

00:00have you been hearing all the buzz about

00:01the keto diet lately well that buzz

00:04isn't going anywhere because it's more

00:05than a passing fad the keto diet is an

00:08effective way to manage weight loss but

00:10truth be told it's nothing new or

00:12foreign it's just a way of rearranging

00:14the nutrients we consume today we'd like

00:17to share a little bit about the keto

00:18diet and help you setup your healthiest

00:20body yet00:21what is keto unlike other diets the keto

00:24diet puts fats into a proper ratio with

00:27carbs and proteins typically keto meals

00:29consist of about 70% fat 20% protein and

00:33 10% carbs one way our body extracts

00:37energy is through carbs it uses the

00:39glucose from them as its main source of

00:41energy keto however replaces those carbs

00:44with good fats then those fats are

00:47stored for future purposes while those

00:49proteins are used for maintaining muscle

00:51growth basically keto diets help your

00:54body utilize healthy fats instead of

00:56other nutrients

00:57what makes keto special apart from

01:00weight loss a catana diet can also help

01:03you control a host of other diseases and

01:05problems first it can help improve good

01:07cholesterol in the body also studies

01:10have proven its ability to help those

01:11with irritable bowel syndrome believe it

01:14or not it's even been shown to help

01:15patients with Alzheimer's and the list

01:17goes on

01:18akka tonic diet can help clear up acne

01:21treatments and lower blood sugar levels

01:23so let's talk about the different ways

01:25you can design your meals types of keto

01:28diets since keto meals are tailored to

01:31meet your specific needs you have a

01:32couple of different options here the

01:34standard keto diet has a ratio of 75%

01:37fat 20% protein and 5% carbs a

01:40high-protein diet contains about 60% fat

01:4330% protein and 5% carbs then you have a

01:47targeted keto diet this is consumed

01:50right before you start your workout so

01:51your body can resynthesize glucose

01:53finally a cyclical keto diet includes

01:57one to two heavy carb days preceded by

01:59high fat days no matter your health

02:01goals here at now keto we only have one

02:04goal we believe and sell only the purest

02:07ketogenic diet supplements for every

02:09purchase you make we donate an entire

02:11year

02:12vitamins to a mother or child in need

02:14what do you say we turn this whole thing

02:16around and start nourishing our bodies

02:18today for more information visit us at

02:20now Kido dot-com and if you liked this

02:22video be sure to LIKE comment and

02:24subscribe

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 07/11/2018
FILED 03:00 PM 07/11/2018
SR 20185612606 - File Number 6681474

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 12/27/2017.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is NOWKETO LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is NOWKETO INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 11th day of July, A.D. 2018.

By: /s/ Joshua Christensen

Name: Joshua Christensen
Print or Type

Title: President
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:00 PM 07/11/2018
FILED 03:00 PM 07/11/2018
SR 20185612605 - File Number 6051474

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is: NowKeto Inc.

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Ste A, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is A Registered Agent, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is 15,000,000 shares (number of authorized shares), with a par value of $0.001 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

A Registered Agent, Inc. 8 The Green, Ste A, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 11th day of July, A.D. 2018.

BY: ______________________

A Registered Agent, Inc., Incorporator
Patrick Brickhouse, Assistant Secretary

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of NowKeto, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH - Stock

The aggregate number of shares that the Corporation shall have the authority to issue is 10,000,000 shares of capital stock, all with a par value of $0.001. The Corporation is authorized to issue three classes of capital stock designated as Class A Common Stock and Class B Common Stock. The corporation is authorized to issue 6,000,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock, with a par value of $0.001 per share.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares in each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

A. <u>**Class A Common Shares**</u>

The class "Class A Common Stock" shall consist of 6,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences, and limitations of the Class A Common Shares are as follows:

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:02 PM 08/10/2018
FILED 02:02 PM 08/10/2018
SR 20186119829 - File Number 6651474

(i) Voting Rights. Holders of Class A Common Stock shall have the exclusive right to vote on all issues presented to the shareholders. Each share of Class A Common Stock shall be entitled to one vote.

(ii) Dividends. Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that the funds are legally available for the declaration and payment of dividends.

(iii) Distribution of Assets. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class A Common Stock shall be entitled to receive pro rata with the holders of the Class B Common Stock, on a share-by-share basis (regardless of class), available for distribution to its shareholders.

B. Class B Common Shares

The class "Class B Common Stock" shall consist of 4,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences, and limitations of the Class B Common Shares are as follows:

(i) No Voting Rights. The holders of Class B Common Stock shall have no voting rights except as otherwise required by Delaware corporate law.

(ii) Dividends. Holders of Class B Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that the funds are legally available for the declaration and payment of dividends.

(iii) Distribution of Assets. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class B common stock are subject to the preferential rights of Preferred and Class A Common Stock and shall be entitled to receive pro rata of any residual share left over after by the holders of the Class A Common Stock and Preferred Stock, on a share-by-share basis available for distribution to its shareholders.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That, pursuant to the matters provided above, the capitalization table of said corporation, and the rights, duties, powers and responsibilities of each of its classes of shares and its respective shareholders shall be, as follows:

Shareholder	Address	Class of Stock Issued	Quantity
Joshua Christensen	418 E Lakeside Ave suite 211, Coeur d'Alene ID 83815	Class A Voting Rights	4,235,715

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of August, 2018.

By: ____________________
Authorized Officer

Title: CEO

Name: Joshua Christensen